SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Apple Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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January 26, 2022

At the Apple Inc. (NASDAQ: AAPL) Annual Meeting on March 4th, please vote FOR Proposal 9 requesting that the board oversee a third-party civil rights audit analyzing the company’s adverse impact on the civil rights of its stakeholders.

Dear Apple Shareholders:

We urge you to support proposal 9 requesting the board conduct a civil rights audit analyzing the company’s adverse impact on stakeholders of Apple Inc. Apple has built its brand on being an inclusive changemaker, one that promotes diversity by encouraging its users to “think different.” It claims to be committed to a culture that celebrates differences and supports its employees, but as concerns related to Apple’s products and recent workplace unrest show, it is unclear how Apple is being inclusive in practice. With its nearly $3 trillion market value, Apple has an immense amount of influence to demonstrate that it is truly a leader when it comes to inclusivity and fairness.

The only way shareholders can be confident that Apple’s actions are contributing to its stated goals is through an audit -- a civil rights audit of the sort performed in recent years by some leading companies. Civil rights audits are an objective evaluation of the effectiveness of a company’s policies, practices, and products in addressing the company’s civil rights impact on marginalized stakeholders based on their race, sexual orientation, gender, disability, or national origin, among other characteristics. Over the last few years, major companies such as Starbucks, Airbnb and Facebook have conducted this type of audit. Large financial institutions like BlackRock, Citibank, and State Street have also recently committed to conducting a similar racial equity focused third-party audit.

In Apple’s case, a civil rights audit is necessary for the following reasons:

  An independent third-party audit will provide an objective assessment of the company’s civil rights impact.
  Apple’s plans to address civil rights issues do not holistically address the impact of the company’s own products and practices on its stakeholders.
  Apple’s human rights policy commitments do not equate to a tailored civil rights audit.

Apple’s Reputation as an Inclusive and Equitable Changemaker is at Risk

As noted in its opposition statement, Apple is committed to “civil rights and to ensuring that everyone is treated with dignity and respect.” The company has launched a $130 million commitment known as the Racial Equity and Justice Initiative (REJI), which emphasizes “equity-focused solutions across academic and advocacy landscapes.” The REJI includes a new Apple Developer Academy in Detroit and an

Entrepreneur Camp designed to allow underrepresented app developers the opportunity to work with Apple engineers and experts to help advance minority-owned app development. From an employment perspective, Apple often notes that it was at the forefront of encouraging pay equity, having announced in 2016 that it closed its gender pay gap.

While Apple has taken steps to address certain imbalances, what has become increasingly apparent is that Apple’s public image is not aligned with the company’s actions. By way of example in March 2021,

Katrina Parrot, a Black female app developer, filed a pending copyright infringement lawsuit alleging that Apple’s development of multi-racial emojis infringed on her app, iDiversicons, which allows users to download emojis with multiple skin tones. Parrot’s allegations are concerning for two reasons. First, the allegations illustrate the power imbalance between Apple, which sets the rules of its app store as well as maintains its operating system with updates to various features, and independent developers like Parrot, who are forced to comply with app store rules only to find their apps become obsolete when Apple incorporates them into iOS. Second and equally concerning, is the fact that these allegations appear to run afoul with Apple’s own diversity and inclusion principles and contradict initiatives like the Apple Developer Academy and Entrepreneur Camp that are intended to encourage innovation by underrepresented app developers.

Concerns related to the civil rights of Apple’s workforce have also emerged as a source of tension. In the last year, approximately 500 former and current Apple employees reported issues related to sexual harassment, verbal abuse, pay inequity and other forms of racial, gender, disability, and sexual orientation discrimination as part of the #AppleToo movement, now known as Apple Together. Of the three employees that went public with their involvement in the #AppleToo website, all three have reportedly been fired or effectively forced out. This has resulted in investigations by the National Labor Relations Board, Department of Labor and even the Securities Exchange Commission, regarding potentially false statements by Apple related to its use of non-disclosure agreements in the context of harassment, discrimination, and other unlawful acts. Most recently, dozens of retail employees staged a walk out on Christmas Eve demanding better working conditions.

Further, while the company notes its progress in R&D leadership, progress in other areas has been slow at best. The number of women employed by Apple globally has only increased by 2% from 2018-2020 from 32% to 34%, with almost 70% of its global leadership as male. The total number of Black and Hispanic employees in tech positions has remained at 6% and 8% respectively since 2018, and only 4% of Apple leadership is Black. The issues raised by Apple employees and subsequent government investigations may make it even more difficult for Apple to retain underrepresented talent that it needs to stay innovative in the highly competitive tech space. We strongly believe that an independent civil rights audit could help Apple as it reimagines its culture and workforce engagement.

A Civil Rights Audit Would Provide an Independent, Objective Review of the Company’s Impact on Stakeholder Civil Rights

Apple’s statement opposing our proposal suggests that its internal oversight efforts are sufficient to address issues of equity and inclusion in its products, policies, and practices. This position, however, misses the fundamental purpose of this proposal. The real value of an audit is its independence and the objective expert assessment it provides. Apple itself recognizes the benefits of having third-party evaluations of its compensation practices. Given the benefits of having third-party experts evaluate Apple’s compensation practices, would Apple not benefit from a similar independent evaluation on other issues?

We believe so, particularly given the need for someone with a deep civil rights background to conduct such an audit, which Apple lacks. At the management level, Apple’s Chief Privacy Officer monitors privacy-related issues, while reporting directly to General Counsel. General Counsel is also responsible for overseeing the company’s human rights policy, which Apple implies is the equivalent of conducting a civil rights audit. While the General Counsel and the Chief Privacy Officer may be well versed in compliance and liability-related issues, it does not appear that either has deep civil rights or economic justice experience, making it challenging to address the civil rights implications raised here. Additionally, neither management nor the board can provide independent verification of the effectiveness of the company’s plans. Apple states that it’s committed to ensuring everyone is treated with dignity and respect, and an independent civil rights audit could help to achieve this goal.

Apple’s Plans Do Not Holistically Address the Impact of its Own Products and Practices

Civil rights audits involve multiple facets that address not just equality and fairness issues, but also privacy related concerns. They are also intended to be a holistic review of the company’s products, practices, and policies. Apple has noted several efforts to combat inequality as part of the REJI. This includes partnering with historically Black colleges and Hispanic-Serving Institutions to develop innovation hubs and encourage STEM education. Further, Apple has invested in a variety of advocacy organizations that promote racial, ethnic, and gender justice as well as assist LGBTQ+ youth. While we do not wish to discourage the financial support of these stakeholder groups, which provide an essential service in identifying and addressing harms to marginalized groups, these external facing commitments do not address the disparate impact of Apple’s own products and practices.

Apple itself notes that upon the launch of its Child Sexual Abuse Material feature, the company found itself facing criticism by civil rights experts that the program could infringe upon the privacy of its users, which eventually led to the feature being delayed. Similarly, Airtag, Apple’s popular tracking device, has been criticized due to the potential abuse by stalkers and as a means of surveillance for thieves. In both these cases, Apple failed to anticipate the potential privacy and safety issues related to its new products prior to launch. Color of Change, a leading racial justice organization, has noted as part of its Beyond the Statement Tech Framework that “technologists must prioritize and adhere to civil rights and nondiscrimination standards prior to the product being publicly released.”1 We believe that a third-party audit that includes an assessment of its products and practices could help Apple proactively identify civil rights related issues, rather than reactively address them as they play out in the public sphere.

Human Rights Policy Commitments are not the Equivalent of a Tailored Civil Rights Audit

Apple states that this proposal is “broad and unfocused” and that its human rights policy is a better means of determining the company’s impact on marginalized groups than a civil rights audit.2 We believe, however, that the most useful civil rights audit is one that is tailored to each company, which is why the topics of the audit should be determined by the auditor in consultation with Apple’s stakeholders, such as civil rights organizations, employees and customers. A recent report by former Facebook and Airbnb civil rights auditor, Laura Murphy, states that the stakeholder consultation process

1 Color of Change, BTS Tech Framework, p. 2, available at https://colorofchange.org/wp-content/uploads/2021/06/FINAL-BTS-Tech-Framework.pdf

2 Lorraine Woellert, Catherine Boudreau, and Shayna Greene, #AppleToo, Politico, January 1, 2022, available at https://www.politico.com/newsletters/the-long-game/2022/01/11/appletoo-495680 can help build relationships that “yield feedback and advice on an ongoing basis that prevent issues from languishing, identify roadblocks, and lead to timely resolution of problems.”3

Further, the adoption of a human rights policy and the accompanying assessments are not the equivalent of a civil rights audit. As noted in Murphy’s report, human rights policies are grounded in international law that stem from commitments like the U.N. Declaration of Human Rights. Civil rights audits, by contrast, are rooted in U.S. Constitutional law as well as federal, state, and local requirements that are intended to address discrimination against protected classes of individuals, while also “taking into account the United States’ particular history and culture.” 4 All of these features make a civil rights audit especially important for a company like Apple. In addition to having its global headquarters in the U.S. and being a U.S. listed company, the U.S. market accounts for almost 37% of total net sales in 2021 and approximately 60% of its workforce is U.S. based. While we acknowledge that a strong human rights framework is important for Apple given its global presence, the U.S. market plays a critical role in Apple’s success. By conflating the two frameworks and applying the incorrect lens to civil rights issues, Apple risks further misalignment of its message as a company that promotes inclusion and fairness.

Conclusion

Technology companies must recognize that investors are increasingly weighing company statements against their actions when it comes to supporting, diversity, inclusivity, and fairness. In this context, a deep dive today into unconscious or subtle forms of discrimination can be viewed as a smart investment that will contribute to long-term shareholder value. We urge you to vote FOR proposal 9, requesting

Apple’s board oversee a third-party civil rights audit.

Important Disclosure. This is not a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. The specific securities were selected on an objective basis and do not represent all of the securities purchased, sold or recommended for advisory clients.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Apple’s instructions.

3 Laura W. Murphy, The Rationale for and Key Elements of a Business Civil Rights Audit, p. 26, available at http://www.civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf.

4 Murphy, p. 18.